RECEIVED
FEB 2 6 2014
SEC MAIL PROCESSING
WASH., D.C. 193 SEC

14047713

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avanti Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 St. Clair Avenue East, Suite 1700
(No. and Street)

Toronto (City) | Ontario, Canada (State) | M4T 2S3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dawn Rosen (416-413-6058)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG LLP
(Name – *if individual, state last, first, middle name*)

111 North Orange Ave, Suite 1600 (Address) | Orlando (City) | Florida (State) | 32801 (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Donald E. Loeb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avanti Securities Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AVANTI SECURITIES CORPORATION

Financial Statements and Schedules

December 31, 2013 and 2012

(With Independent Registered Public Accounting Firm's Report Thereon)

AVANTI SECURITIES CORPORATION

Table of Contents

KPMG

KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802-3031

Report of Independent Registered Public Accounting Firm

The Board of Directors
Avanti Securities Corporation:

We have audited the accompanying financial statements of Avanti Securities Corporation, which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Avanti Securities Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules I, II and III required by Rule 17a-5 under the Securities Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 14, 2014
Orlando, Florida
Certified Public Accountants

AVANTI SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2013 and 2012

Assets		2013	2012
Cash and cash equivalents	$	34,948	31,383
Prepaid expenses		8,195	8,440
Securities owned, at fair value		11,934	7,566
Total assets	$	55,077	47,389
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable and accrued expenses	$	5,800	5,800
Total liabilities		5,800	5,800
Stockholders' equity:			
Common stock, $0.10 par value. Authorized 1,000,000 shares; 10,000 issued and outstanding shares		1,000	1,000
Additional paid-in capital		108,809	108,809
Accumulated deficit		(60,532)	(68,220)
Total stockholders' equity		49,277	41,589
Total liabilities and stockholders' equity	$	55,077	47,389

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Income

Years ended December 31, 2013 and 2012

		2013	2012
Revenue:			
Services (note 4)	$	20,000	20,000
Unrealized gain on trading securities		4,368	177
Central Registration Depository Member firm rebate		1,224	—
Dividends		156	78
Interest		9	12
Total revenue		25,757	20,267
Expenses:			
Taxes and licenses		10,963	9,004
Professional		6,147	8,263
Insurance		884	883
Other		75	75
Total expenses		18,069	18,225
Net income	$	7,688	2,042

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Stockholders' Equity

Years ended December 31, 2013 and 2012

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Balances at December 31, 2011	$	1,000	108,809	(70,262)	39,547
Net income		—	—	2,042	2,042
Balances at December 31, 2012		1,000	108,809	(68,220)	41,589
Net income		—	—	7,688	7,688
Balances at December 31, 2013	$	1,000	108,809	(60,532)	49,277

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2013 and 2012

		2013	2012
Cash flows from operating activities:			
Net income	$	7,688	2,042
Adjustments to reconcile net income to net cash provided by operating activities:			
Unrealized gain on securities owned, at fair value		(4,368)	(177)
Changes in operating assets and liabilities:			
Prepaid expenses		245	(153)
Accounts payable and accrued expenses		—	100
Net cash provided by operating activities		3,565	1,812
Cash and cash equivalents at beginning of year		31,383	29,571
Cash and cash equivalents at end of year	$	34,948	31,383
Supplemental disclosure:			
Cash paid for taxes	$	60	40

See accompanying notes to financial statements.

(1) Description of the Business

Avanti Securities Corporation (the Company), a limited liability company, was incorporated in 1986 under the laws of the State of Georgia. The Company is organized as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is owned 50% by Avanti Development Corporation and 50% by APG Loeb Management Corporation. The primary securities activity in which the Company has been involved has been sales of limited partnership interests in which the Company's stockholders serve as general partners. The Company does not hold customer securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer firm.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $1,224 and $85 held in the Central Registration Depository (CRD) account, with an initial term of less than three months at December 31, 2013 and 2012.

(d) Prepaid Expense

Prepaid expense represents fees paid to FINRA in advance of the upcoming fiscal year.

(e) Securities Owned, at Fair Value

Securities owned, at fair value at December 31, 2013 and 2012 consist of equity securities. The Company classifies its marketable equity securities as trading securities, and its marketable equity securities have readily determinable fair values based on terminal fair values as they are exchange traded. Trading securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, *Fair Value Measurement*, and unrealized holding gains and losses on trading securities are included in earnings.

(f) Revenue Recognition

The Company recognizes revenue when services are rendered.

(Continued)

(g) ***Dividends***

Dividends represent cash received on securities owned, at fair value on ex dividend date.

(h) ***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2013 and 2012 there were no such uncertain tax positions that would fall under the requirements of FASB ASC 740, *Income Taxes.*

(3) Income Taxes

At December 31, 2013 and 2012, the Company had a current income tax provision of $0. Taxable income in 2013 and 2012 was fully offset by federal and state operating loss carryforwards of $3,234 and $1,822, respectively. The Company has current federal and state operating loss carryforwards of $42,636 and $45,870, respectively. The carryforward losses will expire in years 2023 through 2031. The Company's operating loss carryforwards give rise to a deferred tax asset.

FASB ASC 740 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the FASB ASC 740's more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards not expiring unused and tax planning alternatives. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards and accordingly, has recorded a full valuation allowance as of December 31, 2013 and 2012, equal to the tax effect of its operating loss carryforwards.

(4) Fair Value Measurements

Fair Value Hierarchy

The Company applies the guidance in FASB ASC Topic 820 for fair value measurements of financial assets and liabilities. Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to

measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

The Company's securities owned, at fair value, are measured on a recurring basis at December 31, 2013 and 2012 are classified as level 1 in the fair value hierarchy. Our balance sheets include the following financial instruments: cash and cash equivalents, prepaid expenses, accounts payable and accrued expenses. We consider the carrying values of our financial instruments to approximate fair value because they generally expose the Company to limited credit risk and because of the short period of time between origination of the financial assets and liabilities and their expected settlement date.

(5) Related Party Transactions

During each of the years ended December 31, 2013 and 2012, the Company received $20,000 from transactions with an affiliate of the Company's stockholders.

(6) Commitments and Contingencies

The Company may be subject to lawsuits, administrative proceeding and claims that arise in the ordinary course of its business. One or more of these lawsuits, proceedings and claims may exist at any given time, which could potentially involve claims for substantial or indeterminate amounts. Based on information currently known to it, in the opinion of management, the final disposition of the lawsuits, proceedings and claims, if any, will not have a material adverse effect on the Company's financial position, operating rules or liquidity.

(7) Net Capital Requirements

The Company is subject to the Securities Exchange Act of 1934's uniform net capital rule (Rule 15c3-1). The rule provides that a broker-dealer is to have and maintain net capital of not less than $5,000 if it does not receive funds, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. As of December 31, 2013, the Company's net capital was $39,292 and its excess net capital was $34,292. The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k)(2)(i).

(8) Subsequent Events

The Company has evaluated subsequent events through February 14, 2014, the date of issuance of the accompanying financial statements.

AVANTI SECURITIES CORPORATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Net Capital

Total stockholders' equity	$	49,277
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		8,195
Net capital before haircuts on securities		8,195
Haircuts on securities:		
Trading and investment securities		1,790
Total nonallowable assets		9,985
Net capital		39,292

Computation of Basic Net Capital Requirement

Minimum net capital required of reporting broker or dealer		5,000
Excess net capital	$	34,292
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	33,292
Aggregate indebtedness	$	5,800
Percentage of aggregate indebtedness to net capital		14.8%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2013 filed by Avanti Securities Corporation in its Form X-17a-5, Part II on January 8, 2014.

AVANTI SECURITIES CORPORATION

Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company carries no margin accounts and has no customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

AVANTI SECURITIES CORPORATION

Schedule III – Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company carries no margin accounts and has no customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

KPMG

KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802-3031

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Avanti Securities Corporation:

In planning and performing our audit of the financial statements of Avanti Securities Corporation (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2014
Orlando, Florida
Certified Public Accountants